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                                                                 EXHIBIT 3

                            [Loewen Letterhead]


                                  September 24, 1996


To Our Shareholders:


    The Board of Directors of The Loewen Group Inc. has asked me to report to you on the decisions that it has made in response to the proposal announced by Service Corporation International on Tuesday, September 17, 1996.

    After extensive deliberations, through discussion, and careful analysis by the Board, in consultation with its financial and legal advisors, the Board has unanimously rejected SCI's proposal and determined that it is not in the best interests of shareholders. In rejecting the proposal, the Board considered many factors and unanimously concluded that the best way to maximize value for our shareholders is through the continued implementation of the Company's long-term business plan as an independent company.

    The Board firmly believes:

      -- As the emerging leader in the funeral home and cemetery industry, Loewen has a very bright future for continued growth. During the past five years, Loewen's revenues and earnings have experienced the highest growth rates of public companies in our industry, 41.5% and 36.8%, respectively, on a compound annual basis, excluding extraordinary items. This record growth has been accomplished through both our internal management practices and external growth through acquisitions.

      -- Loewen is the preferred acquiror in our rapidly consolidating industry. Year-to-date, Loewen has signed or completed approximately 196 acquisitions aggregating over approximately US$715 million in transaction value, excluding our significant, and innovative, investments with Blackstone Capital Partners in Prime Succession Inc. and in Rose Hills Memorial Park, which have transaction values of approximately US$295 million and US$240 million, respectively. It is also important to emphasize that our growing number of acquisitions continue to meet or exceed our acquisition targets.

    Please note that Prime Succession, the fourth-largest funeral home and cemetery business in North America, and Rose Hills, the number one single location funeral home and cemetery in the U.S., as well as Blackstone, one of the premier


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merchant banking firms in the world, had their choice of industry partners for these major acquisitions, and they all chose Loewen.

      -- We are not surprised that SCI is attempting to acquire Loewen and eliminate your Company as its most formidable competitor in the North American markets. SCI has become frustrated by its inability to compete effectively for the most significant and highly attractive growth opportunities in our industry. Furthermore, the Loewen Board of Directors believes that the SCI proposal, and the manner in which it was presented, raises serious questions about SCI's motives in presenting its proposal at this time.

      -- Our great success in growing Loewen's revenues and profits is clearly attributable to the outstanding corporate culture that we have created. The superior quality of our people, our management and employees at all levels of our Company, has been the major driver of our success. Our demonstrated record of caring for our employees, our customers and the communities that we serve, distinguishes Loewen admirably from our competition. Loewen enjoys the best reputation in our industry, and we know the takeover proposed by SCI will enhance our position, relative to SCI, and further motivate potential sellers within our industry to deal increasingly with Loewen.

    You should understand that the Board takes its fiduciary duty to act in the best interests of shareholders very seriously and is committed to maximizing long-term shareholder value. With regard to the SCI proposal, the Board received advice from our financial advisors, Smith Barney Inc. and Nesbitt Burns Inc., that in their opinion the proposal for a stock-for-stock exchange which values Loewen's common stock at US$43 per share is inadequate from a financial point of view.

    When I founded this company 11 years ago, I knew then that if our Company stayed on the right track, long-term investors would be richly rewarded. Our goals and objectives are ambitious, but realistic and achievable. In the first half of 1996 alone, revenues increased 45% and earnings increased 39%.

    Loewen's rapid growth in earnings per share has been long recognized in the capital markets and has been rewarded by a substantial increase in our stock market valuation over the years. We believe our prospects for significant continued growth in

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revenues and profitability in the future will continue, as we implement our business plans as an independent company.

                                  Very truly yours,



                                  Raymond L. Loewen
                                  Chairman and Chief Executive Officer




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